May 13, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Ms. Jaea Hahn

Re:	AIM Sector Funds (Invesco Sector Funds)

File No. 333-229241

Post-Effective Amendment No. 104

AIM Counselor Series Trust (Invesco Counselor Series Trust)

File No. 333-229247

Post-Effective Amendment No. 102

AIM Investment Funds (Invesco Investment Funds)

File No. 333-229246

Post-Effective Amendment No. 170

AIM Equity Funds (Invesco Equity Funds)

File No. 333-229251

Post-Effective Amendment No. 125

AIM International Mutual Funds (Invesco International Mutual Funds)

File No. 333-229242

Post-Effective Amendment No. 78

AIM Investment Securities Funds (Invesco Investment Securities Funds)

File No. 333-229249

Post-Effective Amendment No. 170

Short Term Investments Trust

File No. 333-229245

Post-Effective Amendment No. 79

AIM Tax-Exempt Funds (Invesco Tax Exempt Funds)

File No. 333-229240

Post-Effective Amendment No. 71

AIM Growth Series (Invesco Growth Series)

File No. 333-229250

Post-Effective Amendment No. 141

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

File No. 333-229243

Post-Effective Amendment No. 73

(each a “Registrant” and collectively, the “Registrants”)

Dear Ms. Hahn:

On behalf of the Registrants, below are the Registrants’ responses to the comments conveyed telephonically by you on February 7, 2019, with regard to the Post-Effective Amendments to the Registrants’ registration statements on Form N-1A noted above (the “Amendments”). The Amendments were filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 2, 2018, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments (in bold) and the relevant Registrant’s response to each comment. These responses will be incorporated into a filing to be made pursuant to Rule 485(b) of the Securities Act with respect to each Registrant. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendments.

General Comments

1.

Comment: Please define the following terms where used in the prospectuses, where appropriate: “developing market,” “emerging market,” “unseasoned company,” “small-” and “mid-cap companies,” and “growth” and “value.”

Response: The Registrants will define the foregoing terms in the relevant prospectuses, where appropriate.

Specific Comments

Invesco Oppenheimer Ultra-Short Duration Fund

2.

Comment: Please add the dollar-weighted average duration of the Fund’s portfolio to the principal investment strategy section of the Fund’s prospectus, and confirm to the staff of the U.S. Securities and Exchange Commission (the “Staff”) that it will be less than two years. Please also explain the concept of duration and include a brief example.

Response: The Registrant confirms that the Fund’s dollar-weighted average portfolio duration will be equal to or less than two years. The following disclosure will be added to the Item 9 section of the Fund’s prospectus:

The Fund will attempt to maintain a dollar-weighted average portfolio duration equal to or less than two years. Duration is a measure of volatility expressed in years and represents the anticipated percent change in a bond’s price at a single point in time for a 1% change in yield. As duration increases, volatility increases as applicable interest rates change. For example, the value of a fixed income security with a duration of two years would be expected to decrease by 2% for every 1% increase in interest rates.

Invesco Oppenheimer V.I. Global Strategic Income Fund

3.

Comment: Confirm that the fund-of-funds arrangement and offset arrangement described in footnote 2 to the Fund’s fee table will not cause shareholders to pay duplicative advisory fees to affiliated investment advisers.

Response: The Registrant confirms that shareholders of the Fund will not pay duplicative advisory fees to affiliated investment advisers.

Invesco Oppenheimer Value Fund

4.	Comment: The Item 9 discussion in the prospectus states the Fund will have substantial derivative investments, but the Item 4 discussion does not. Please reconcile.

Response: Although the Item 9 discussion states that the Fund “can invest” in derivatives, the disclosure clarifies that the “Fund is not required to use derivatives in seeking its investment objective or for hedging and might not do so.” Accordingly, the Registrant does not believe Item 4 disclosure is necessary at this time, but that the Item 9 disclosure should be retained because of the Fund’s potential to use derivatives.

Invesco Oppenheimer Preferred Securities and Income Fund

5.

Comment: Please note that contingent convertible securities (“CoCos”) may not be counted as preferred securities for purposes of the 80% test under rule 35d-1 of the 1940 Act (the “Names Rule”). Please supplementally confirm the magnitude of Fund’s investments in CoCos, and describe the conversion trigger in greater detail in the prospectus. Please also supplementally explain how the Fund determined its investment strategy, which focuses its investments in CoCos, is appropriate for the open-end fund structure.

Response: Consistent with the Fund’s name, the Fund has adopted a Names Rule policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in preferred and other income producing securities.” The Fund may count CoCos in its Names Rule policy as “other income producing securities,” however, under normal market conditions, the Registrant currently does not expect that the Fund will invest more than 35% of its net assets in CoCos. The Registrant believes, based on the Fund’s portfolio manager’s knowledge of the markets for these securities, that the majority of the CoCos in which the Fund will invest will be considered liquid pursuant to Rule 22e-4. As a result, the Fund does not expect to experience liquidity issues as a result of its investments in CoCos, and therefore believes such investments are appropriate for the Fund.

The prospectus includes a further description of CoCos and their conversion trigger under “Contingent Capital Security Risk.”

Invesco Oppenheimer V.I. Conservative Balanced Fund

6.

Comment: Please clarify whether the Fund may invest in CoCos, as suggested by the convertible language referring to junk bonds and conversion. If so, please explain how the Fund determined its investment strategy was appropriate for the open-end fund structure, specifically for a fund with “Conservative” in its name.

Response: The Fund does not currently invest in CoCos as part of its principal investment strategy. The disclosure to which the Staff is referring is part of the Registrant’s valuation disclosure, which is independent of the Fund’s principal investment strategy.

Invesco Oppenheimer Master Event-Linked Bond Fund

7.

Comment: We note that the Fund will invest significantly in event-linked bonds, in combination with catastrophe bonds. Given the liquidity profile of these investments, please explain how the Fund determined its investment strategy was appropriate for the open-end fund structure. Your response should include general market data on event-linked bonds and information relating to Rule 22e-4 under the 1940 Act.

Response: Pursuant to Rule 22e-4 under the 1940 Act, no open-end fund (excluding money market funds) or In-Kind ETF may acquire any illiquid investment if, immediately after the acquisition, the fund or In-Kind ETF would have invested more than 15% of its net assets in illiquid investments that are assets. As a result, the Fund’s portfolio will primarily consist of liquid assets, including liquid event-linked bonds. Event-linked bonds will be deemed liquid if the Fund reasonably expects that the bonds can be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the bonds, in accordance with Rule 22e-4.

Most of the event-linked bonds in which the Fund invests are “catastrophe” bonds (commonly referred to as “CAT bonds”). A CAT bond is a form of insurance-linked security that is sold in the capital markets. To issue a CAT bond, the sponsor, typically an insurance or reinsurance company, creates a special purpose vehicle (“SPV”) that issues individual notes to capital markets investors. Unlike a corporate bond, the money contributed by investors is held by the SPV in low-risk securities, such as U.S. treasuries, and not on the sponsor’s balance sheet. The coupon that is paid to investors is made up of the return on these low-risk investments and the premiums paid to the SPV by the sponsor.

CAT bonds typically mature in three years, although terms generally range from one to five years depending on the bond, and issue quarterly interest payments (coupons). Most CAT bonds are rated by nationally recognized statistical rating organizations (“NRSROs”) below investment grade, although certain bonds may be rated investment grade. CAT bonds derive their value from the frequency of natural phenomena; accordingly, they are relatively uncorrelated with fluctuations in the financial markets, making them attractive fixed-income investments for investors looking to diversify their portfolios and hedge against other market volatility.

The CAT bond market is highly liquid, especially for holders of CAT bonds that wish to sell those bonds on the secondary market. The trading market is generally comprised of the same investors that make up the 144A or “qualified institutional buyer” market, including sophisticated investors such as pension funds, private funds and a large and growing number of open- and closed-end registered investment companies. Major institutional market participants, including Swiss Re, Goldman Sachs, Aon Benfield, GC Securities, RBC, BNP Paribas, Deutsche Bank, JP Morgan, Willis Towers Watson Securities and Merrill Lynch/Bank of America (“CAT Bond Brokers”), facilitate secondary market trading in CAT bonds. CAT Bond Brokers also often make a market in CAT bonds and buy and sell for their own account.

Accordingly, the Registrant believes that the majority of the event-linked bonds in which the Fund will invest will be considered liquid pursuant to Rule 22e-4. In addition, depending on the Fund’s liquidity needs and current market conditions, the Fund may hold cash, invest in cash equivalents (such as highly-rated commercial paper, bank obligations, Treasury bills and short-term U.S. government securities) and repurchase agreements to satisfy redemptions and meet its other obligations.

8.

Comment: In the principal investment strategy section of the prospectus, please clarify (i) that most event-linked bonds are considered junk bonds (or speculative); (ii) whether the event-linked bonds in which the Fund will invest will earn a fixed or floating rate of interest; and (iii) whether the Fund holds these bonds until maturity.

Response: The Registrant confirms that the disclosure will be revised as requested.

9.

Comment: Please clarify the differences between event-linked bonds and traditional debt securities in the principal risk disclosure. For example, we note that the performance of event-linked bonds is not correlated to the general financial market, and has little correlation to the overall economy or any business cycle.

Response: The Registrant confirms that the disclosure will be revised as requested.

The Registrants believe that they have fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact Peter A. Davidson, Esq. at (713) 214-7888 or in his absence, Matthew R. DiClemente, Esq. at (215) 564-8173 or Joel D. Corriero, Esq. at (215) 564-8528.

Regards,

/s/ Peter A. Davidson, Esq.
Assistant General Counsel